April 6, 2006

BY EDGAR TRANSMISSION

Mr. Steven Jacobs

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:

MAXIMUS, Inc.

Form 10-K for the fiscal year ended September 30, 2005

File No. 1-12997

Dear Mr. Jacobs:

In a letter dated March 23, 2006 to MAXIMUS, Inc., the staff had one comment relating to the referenced filing. Set forth below is that comment as well as the Company’s response or supplemental information provided to address that comment.

Form 10-K for the fiscal year ended September 30, 2005

Financial Statements

Business Combinations, page 39

1.

We note your disclosure that the terms of the TIECorp. acquisition agreement may require you to pay additional consideration of up to $16.5 million based upon the achievement of certain future performance objectives by TIECorp. and that your policy is to expense such additional consideration as incurred. Please help us to better understand how you arrived at this policy of expensing the consideration as incurred and disclose to us your basis in GAAP for this policy. In addition, tell us how the terms of this transaction differ from your 2002 acquisition in which the earn-out is recorded as additional goodwill. Reference is made to paragraph 28 of SFAS 141. Additionally, please quantify the amount of additional consideration, if any, to date.

Response to Comment 1:  Paragraph 28 of SFAS 141 addresses the accounting treatment of the payment of additional consideration contingent on maintaining or achieving specified earnings levels in future periods.

Mr. Steven Jacobs

April 6, 2006

The determination of whether contingent consideration based on earnings or other performance measures should be accounted for as an adjustment of the purchase price of the acquired enterprise or as compensation for future services, royalties, or other services or rights is a matter of judgment that depends on the relevant facts and circumstances. In arriving at our conclusions on this matter, we considered the factors identified in EITF Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders for an Acquired Enterprise in a Purchase Business Combination, which provides interpretive guidance on paragraph 28 of SFAS 141.

EITF 95-8 addresses the accounting for contingent consideration paid to shareholders of an acquired enterprise. It states that, upon the resolution of a contingency based on earnings, any additional consideration paid is generally recorded by the acquiring enterprise as an additional cost of the acquired enterprise. However, the substance of some agreements for contingent consideration is to provide compensation for future services, royalties, or other services or rights and, in those circumstances, the additional consideration should be accounted for as an expense.

In the case of the May 3, 2004 purchase of TIECorp., the additional post-acquisition consideration paid and payable to the sellers/employees represent compensation for services. The additional consideration is based on a percentage of net post-acquisition license sales of certain of its products in excess of an annual pre-defined amount. The additional payments are, in essence, sales commissions. The TIECorp. business is very dependent on small software sales and the principals of TIECorp., who are now employees of MAXIMUS, are the individuals driving the sales activity. The earn-out payments made to the sellers/employees to date, based upon the first year earn-out calculation, was $55,000. The annual earn-out payment period is three years with the aggregate payment not to exceed $16.5 million. We have evaluated this arrangement in light of factors and indicators identified in EITF 95-8 and, based predominately on the nature of the arrangement which suggest a profit sharing or commission arrangement, we have concluded that the substance of this agreement represents compensation for post-acquisition services and should be accounted for as an expense in the appropriate period.

The 2002 acquisition referred to in your comment letter relates to our May 1, 2002 acquisition of Leonie Green & Associates (“LGA”). LGA’s business is comprised of large recurring multi-year contracts. The additional consideration due to the sellers is based on the ultimate profit realized on the contracts in existence when LGA was acquired. In managing these contracts, we were not relying on the sellers. The earn-out payment made to the sellers to date is $1.3 million. We have evaluated the LGA arrangement in light of factors and indicators identified in EITF 95-8. We have concluded that the additional amounts paid represent additional cost of the acquired enterprise because the substance of

Mr. Steven Jacobs

April 6, 2006

the earn-out arrangement is such that it is intended as a final establishment and verification of the fair value of the acquired enterprise.

In connection with our response to your comment, we acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any question regarding our response or the supplemental information provided to address your comment may be directed to my attention at (703) 251-8602.

Sincerely,

/s/ David R. Francis

David R. Francis

General Counsel